Exhibit 99.1

For Immediate Release

Cameron Holzer Joins TFI International U.S. Specialized Truckload Operations

Montreal, Quebec, February 19, 2020 - TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced that Cameron Holzer has joined the Company as Senior Vice-President, Operations to focus on its rapidly expanding U.S. Specialized Truckload operations. With more than 25 years of professional experience including 12 years at CRST International most recently as president of CRST Expedited, Mr. Holzer brings extensive expertise in operations and strategic development. In his new role he will report to Steven Brookshaw, Executive Vice-President.

“Cameron is an innovative thinker with broad-based experience managing multi-faceted organizations, including talent acquisition, strategic planning, resource management, new business development and contract negotiations,” said Alain Bédard, Chairman, President and Chief Executive Officer. “We are very pleased to welcome him to the TFI International team at the perfect time to lend his expertise as we grow our U.S. presence, and look forward to his many contributions in the years to come.”

Mr. Holzer joins TFI International from CRST, where as president of CRST Expedited he oversaw a number of key functional areas and led his division to numerous industry awards including the SmartWay Award for five consecutive years, the Quest for Quality Award and the FedEx Ground Carrier of the Year award. Prior to CRST he was director of operations for CR England, a U.S.-based refrigerated transportation business. Mr. Holzer earned his bachelor’s of science degree in accounting from the University of Phoenix and his MBA from the University of Iowa.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

  Package and Courier;

  Less-Than-Truckload;

  Truckload;

  Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit http://www.tfiintl.com.

For further information:

Alain Bédard
Chairman, President and CEO
TFI International Inc.
(647) 729-4079
abedard@tfiintl.com